Exhibit 99.2

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto increases all-cash offer for Hathor Exploration to C$4.70 per share with reaffirmed recommendation from Hathor board

17 November 2011

Rio Tinto today increased its offer, made through an indirect wholly-owned Canadian subsidiary (the “Offeror”), to acquire all of Hathor Exploration Limited’s common shares to C$4.70 in cash per common share.

Rio Tinto’s increased offer values Hathor at approximately C$654 million on a fully-diluted basis and represents a premium to Cameco Corporation’s unsolicited revised offer of C$4.50 per common share made on 14 November 2011.

The Hathor board of directors has reaffirmed its support for Rio Tinto’s increased offer and unanimously recommends that Hathor shareholders accept and tender their common shares to Rio Tinto’s increased offer.

The support agreement between the Offeror and Hathor has been amended by the parties to reflect Rio Tinto’s increased offer and remains in effect. The lock-up agreements with Hathor directors and senior officers also remain in effect.

The increased offer remains open for acceptance until 5:00pm (Toronto time) on 30 November 2011, unless extended or withdrawn in accordance with its terms. Full details of the increased offer are included in a notice of variation that will be mailed by the Offeror to Hathor securityholders. The increased offer is subject to customary conditions, as described in the original offer and takeover bid circular dated 25 October 2011 and delivered to Hathor securityholders.

Shareholders with questions regarding the Rio Tinto increased offer can contact Rio Tinto’s information agent, Laurel Hill Advisory Group toll free at 1-877-452-7184 or collect 416-637-4661 or email assistance@laurelhill.com.

About Rio Tinto in Canada

Rio Tinto employs over 13,400 people across its extensive operations in Canada, which include mining and manufacturing interests in alumina, aluminium, iron ore, diamonds and titanium dioxide. Rio Tinto also operates exploration activities, research and development centres, port and rail facilities to support various businesses, technical and sales service centres, and substantial hydroelectric power facilities in British Columbia and Quebec. In addition, Canada is home to the global headquarters of Rio Tinto Alcan.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas

Illtud Harri

Office: +44 (0) 20 7781 1152

Mobile: +44 (0)7920 503 600

Tony Shaffer

Office: +44 (0) 20 7781 1138

Mobile: +44 (0) 7920 041 003

Christina Mills

Office: +44 (0) 20 7781 1154

Mobile: +44 (0) 7825 275 605

Investor Relations, London Mark Shannon Office: +44 (0) 20 7781 1178 Mobile: +44 (0) 7917 576597 David Ovington Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978

Media Relations, Australia / Asia

David Luff

Office: +61 (0) 3 9283 3620

Mobile: +61 (0) 419 850 205

Karen Halbert

Office: +61 (0) 3 9283 3627

Mobile: +61 (0) 412 119 389

Bruce Tobin

Office: +61 (0) 3 9283 3612

Mobile: +61 (0) 419 103 454

Investor Relations, Australia Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Christopher Maitland Office: +61 (0) 3 9283 3063 Mobile: +61 (0) 459 800 131
Media Relations, Canada Bryan Tucker Office: +1 (0) 514 848 8151 Mobile: +1 (0) 514 825 8319	Investor Relations, North America Jason Combes Office: +1 (0) 801 204 2919 Mobile: +1 (0) 801 558 2645

Website:        www.riotinto.com

Email:            media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com

Twitter:         Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media